Duos Technologies Group, Inc.

6622 Southpoint Drive South, Suite 310

Jacksonville, FL 32216

August 16, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

Attention: Ji Shin, Attorney-Advisor

Re:	Duos Technologies Group, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-215652)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-215652), together with all exhibits thereto, initially filed with the Commission on January 23, 2017, as subsequently amended on April 13, 2017, June 13, 2017, June 15, 2017, and July 14, 2017 (the “Registration Statement”).

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

The Registration Statement was not declared effective and no securities were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.

Respectfully,

Duos Technologies Group, Inc.

By:	/s/ Gianni B. Arcaini

Name: Gianni B. Arcaini

Title: Chief Executive Officer